2016 Third Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

On December 4, 2014, the Company announced that it would be transitioning to a new fiscal year-end in 2015. As a result of this transition, the Company’s year-end is now on the Sunday closest to December 31, rather than the first Sunday following September 28. For purposes of its regulatory filings, the Company’s reported results for fiscal 2015 included the 15-month transition period from October 6, 2014 through January 3, 2016. The Company’s first 12-month fiscal year on a calendar basis began on January 4, 2016 and will end on January 1, 2017.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three and nine months ended October 2, 2016. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2016, and the related notes, and with our MD&A for the 15-month period ended January 3, 2016 (2015 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to November 2, 2016, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2016 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on November 2, 2016.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

All earnings per share and share data in this MD&A are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

Additional information about Gildan, including our 2015 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business – Our operations”, “Strategy and objectives”, “Liquidity and capital resources – Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•
our ability to implement our growth strategies and plans, including achieving market share gains, obtaining and successfully introducing new sales programs, implementing new product introductions, increasing capacity, implementing cost reduction initiatives, and completing and successfully integrating acquisitions, including the Alstyle and Peds acquisitions;

•	the intensity of competitive activity and our ability to compete effectively;

•	adverse changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit contractually to minimum quantity purchases;

•	our ability to anticipate, identify or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our dependence on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics and other unforeseen adverse events;

•	changes to international trade legislation that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	compliance with applicable environmental, tax, trade, employment, health and safety, anti-corruption, privacy and other laws and regulations in the jurisdictions in which we operate;

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	adverse changes in third party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	our dependence on key management and our ability to attract and/or retain key personnel;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in accounting policies and estimates;

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, as well as risks arising from commodity prices;

•	the adverse impact of any current or future legal and regulatory actions; and

•	an actual or perceived breach of data security.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made, may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading manufacturer and marketer of quality branded basic family apparel, including T-shirts, fleece, sport shirts, underwear, socks, hosiery, and shapewear. We sell our products under a diversified portfolio of company-owned brands, including the Gildan®, Gold Toe®, Anvil®, Comfort Colors®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Peds®, Therapy Plus™ and MediPeds® brands. Sock products are also distributed through the Company’s exclusive U.S. sock license for the Under Armour® brand, and a wide array of products is also marketed through a global license for the Mossy Oak® brand. Our products are sold through two primary channels of distribution, namely the printwear and retail markets. We distribute our products in printwear markets in the U.S., Canada, Europe, Asia-Pacific and Latin America. In retail markets, we sell our products to a broad spectrum of retailers primarily in the U.S. and Canada and also manufacture for select leading global athletic and lifestyle consumer brands.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We manufacture the vast majority of our products in company-owned and operated vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. These facilities are strategically located to efficiently service the quick replenishment needs of our customers in the printwear and retail markets. Gildan has over 48,000 employees worldwide and is committed to industry-leading labour and environmental practices throughout the Company’s supply chain.

3.2 Our operating segments

The Company manages and reports its business under two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results, and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

3.2.1 Printwear segment
The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 50 countries across North America, Europe, Asia-Pacific, and Latin America. Through our Printwear segment, we sell mainly undecorated activewear products (“blanks”) primarily to wholesale distributors who sell our products to screenprinters, advertising specialty distributors and embroiderers, who in turn decorate the products with designs and logos and sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. Our activewear products are used in a variety of daily activities by individuals and have various applications, including work and school uniforms and athletic team wear, and for various other purposes to convey individual, group and team identity.

The following table summarizes the primary brands under which we market our products in the printwear channel:

Primary brands	Primary products

Gildan® Gildan Performance® Anvil® Comfort Colors® Alstyle® New Balance®(1)	Activewear: T-shirts, fleece, sport shirts
(1) Under license agreement for distribution rights in the U.S. and Canada.

3.2.2 Branded Apparel segment
The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada. We market our products primarily under our Company-owned and licensed brands. Although the main focus of the Company’s growth strategy is the continued development of its Company-owned and licensed brands, the Company is also pursuing the opportunity to grow its sales as a supply chain partner to a small number of targeted global athletic and lifestyle brands, for which we manufacture and decorate products.

The following table summarizes the current retail distribution of various product categories under Company-owned and licensed brands:

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Brand	Primary products	Primary retail distribution channels

Gildan®	Socks, underwear, activewear	Mass-market, regional department stores, craft channel, food and drug
Gildan Platinum™	Socks, underwear, activewear	Regional department stores, national chains
Smart Basics®	Socks, underwear, activewear	Dollar store channel, food and drug
Gold Toe®	Socks, activewear	Department stores, national chains, price clubs
G®	Socks, underwear, activewear	Department stores, national chains
PowerSox®	Athletic socks	Sports specialty, national chains, department stores
GT a Gold Toe brand™	Socks	Mass-market
Silver Toe®	Socks	National chains
Signature Gold by Goldtoe™	Socks	Mass-market
All Pro®	Athletic socks	Mass-market
Under Armour® (1)	Athletic socks	Sports specialty, department stores
Mossy Oak® (2)	Socks, activewear, underwear, loungewear, thermals, fleece	Sports specialty, national chains, mass-market, price clubs, dollar store channel, department stores
Secret® (3)	Sheer/pantyhose, tights/leggings, shapewear, underwear, intimate accessories, socks	Mass-market, department stores, food and drug
Silks® (3)	Sheer/pantyhose, tights/leggings	Department stores, national chains, price clubs
Therapy Plus™	Therapeutic legwear, foot solutions/socks	Mass-market, department stores, food and drug
Kushyfoot® (3)	Legwear, foot solutions/socks	Food and drug
Secret Silky™	Sheer/pantyhose	Food and drug
Peds®	Socks, sheer/pantyhose, legwear	Mass-market, footwear
MediPeds®	Therapeutic legwear, foot solutions/socks	Mass-market
(1) Under license agreement for socks only – with exclusive distribution rights in the U.S.
(2) Under license agreement – with worldwide distribution rights and exclusivity for certain product categories.
(3) Secret® and Silks® are registered trademarks in Canada only. Kushyfoot® is a registered trademark in the U.S. only.

3.3 Our operations

3.3.1 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically-integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities, we convert cotton and other fibres into yarn. In our textile plants, we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments at sewing facilities which we operate in owned or leased premises. In our integrated sock manufacturing facilities, we convert yarn into finished socks. The majority of our sock production does not require sewing as the equipment used in our facilities knits the entire sock with a seamless toe closing operation. Our manufacturing facilities for sheer hosiery include knitting, dyeing, and packaging capabilities.

Our textile, sock, and sewing operations are primarily based in our largest manufacturing hub in Central America and a second large hub in the Caribbean Basin, which are strategically located to efficiently service the quick replenishment requirements of our markets. In Central America, at our Rio Nance complex in Honduras, we operate three large-scale, vertically-integrated textile facilities, with an additional facility that is currently being developed. We also operate an additional textile facility in Honduras, the AKH facility, which we integrated as part of the acquisition of Anvil Holdings, Inc. (Anvil) in fiscal 2012. The majority of our sock production is produced at our Rio Nance complex through two sock manufacturing facilities. With the recent acquisition of Peds, we now also own and operate a sock manufacturing facility in Hildebran, NC.

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Our sewing facilities in Central America are located in Honduras and Nicaragua, mainly in leased premises. In our Caribbean Basin manufacturing hub, we operate a large-scale, vertically-integrated textile facility and three sewing facilities. We have a third manufacturing hub in Mexico where we operate a large integrated textile, sewing, and distribution facility and cut and sew facilities, which were acquired as part of the Company's recent purchase of Alstyle as described in section 5.2 of this MD&A. In addition, we own and operate a vertically-integrated manufacturing facility at our Bangladesh hub for the production of activewear, which mainly serves our international markets. We also have a small garment dyeing facility in the U.S. as a result of the acquisition of Comfort Colors, and we have also developed garment dyeing capacity in Honduras. Sheer hosiery manufacturing is located in a facility in Canada. Yarn used to manufacture our products is produced in our yarn-spinning operations in the U.S., and we also source yarn from third-party U.S. yarn suppliers with whom we have supply agreements. A small portion of our yarn requirements is sourced outside of the U.S. We also have screenprinting and decorating capabilities in Central America to support our sales to leading global athletic and lifestyle consumer brands. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically-integrated manufacturing.

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities		• Clarkton, NC • Cedartown, GA • Salisbury, NC — (2 facilities) • Mocksville, NC
Textile facilities			• Honduras (4 facilities) – Rio Nance 1 – Rio Nance 2 – Rio Nance 5 – AKH	• Dominican Republic	• Agua Prieta	• Bangladesh
Garment dyeing facilities		• New Bedford, MA	• Honduras
Sewing facilities(1)			• Honduras (4 facilities) • Nicaragua (3 facilities)	• Dominican Republic (2 facilities)	• Ensenada • Hermosillo • Agua Prieta	• Bangladesh
Sock / Sheer manufacturing facilities	• Montreal, QC	• Hildebran, NC	• Honduras – Rio Nance 3 – Rio Nance 4
(1) We also use the services of third-party sewing contractors, primarily in Haiti, to support textile production from the Dominican Republic.

Yarn-spinning capacity expansion
Starting in 2013, we began to execute a significant yarn-spinning manufacturing initiative by investing in the development of large-scale yarn-spinning facilities for the production of open-end and ring-spun yarn, in order to support our projected sales growth and planned capacity expansion, and in-line with our business model of investing in global vertically-integrated, low-cost manufacturing technology. We now own and operate five yarn-spinning facilities in the United States, four of which are located in North Carolina and one facility is located in Georgia. Our most recently constructed facility located in Mocksville, North Carolina is expected to be fully ramped-up by the end of 2016.

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Textile manufacturing expansion
In addition to our current manufacturing base, we are expanding textile capacity in order to support growth in the markets in which we compete. In Mexico, we are currently increasing capacity utilization at the Alstyle facility, with the capability to significantly expand the facility’s textile production capacity for basics going forward. We are also developing a new textile facility at our Rio Nance complex, Rio Nance 6, and further expanding production at existing facilities, including the Company’s facility in Bangladesh. In addition, the Company owns land in the province of Guanacaste in north-western Costa Rica, which is intended to be the location for the next greenfield capacity expansion initiative in Central America to be developed after 2018.

3.3.2 Sales, marketing and distribution
Our sales and marketing offices are responsible for customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics for each of their respective operating segments. We service the printwear and retail markets primarily out of our distribution centres in the U.S. as well as a distribution centre in Honduras and third-party warehouses in other countries.

Printwear segment
Our sales and marketing office servicing our global printwear markets is located in Christ Church, Barbados. We distribute our activewear products for the printwear markets primarily out of our main distribution centre in Eden, North Carolina. In addition, we have leased distribution facilities primarily in the U.S. west coast, and we also use third-party warehouses in the western United States, Canada, Mexico, Colombia, Europe, and Asia.

Branded Apparel segment
Our primary sales and marketing office for our Branded Apparel segment is located in Charleston, South Carolina at the same location as our primary distribution centre servicing our retail customers. In addition, we service retail customers from smaller distribution centres in North Carolina, South Carolina, and Canada. We also operate retail stores located in outlet malls throughout the Eastern United States.

3.3.3 Employees and corporate office
We currently employ over 48,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment

The markets for our products are highly competitive and are served by domestic and international manufacturers or suppliers. Competition is generally based upon price, with reliable quality and service also being critical requirements for success. Our competitive strengths include our expertise in designing, constructing and operating large-scale, vertically-integrated, and strategically-located manufacturing hubs. Our capital investments in manufacturing allow us to operate efficiently and reduce costs, offer competitive pricing, maintain consistent product quality, and a reliable supply chain, which efficiently services replenishment programs with short production/delivery cycle times. Continued investment and innovations in our manufacturing processes have also allowed us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Consumer brand recognition and appeal are also important factors in the retail market. The Company is focused on further developing its brands and is continuing to make significant investments in advertising. Our commitment to leading environmental and social responsibility practices is firmly embedded in our overall business strategy and is an area of investment for the Company as well as an increasingly important factor for our customers.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

3.4.1 Printwear segment
Our primary competitors in North America include major apparel manufacturers such as Fruit of the Loom, Inc. (Fruit of the Loom) and Russell Corporation (Russell), which are both subsidiaries of Berkshire Hathaway Inc. (Berkshire), as well as Hanesbrands Inc. (Hanesbrands). We also compete with smaller U.S.-based competitors, including Delta Apparel Inc., American Apparel, Inc., Color Image Apparel, Inc., Next Level Apparel, and Bella + Canvas, as well as Central American and Mexican manufacturers. In addition, we compete with private label brands sold by our customers. Competitors in the European printwear market include Fruit of the Loom and Russell, as well as competitors that do not have integrated manufacturing operations and source products from suppliers in Asia.

3.4.2 Branded Apparel segment
In the retail channel, we compete primarily with Hanesbrands, Berkshire subsidiaries, Fruit of the Loom, Russell and Garan Incorporated, as well as Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. In addition, we compete with brands of well-established U.S. fashion apparel and sportswear companies, as well as private label brands sold by our customers that source products for these brands primarily from Asian manufacturers.

4.0 STRATEGY AND OBJECTIVES

Our growth strategy comprises the following four initiatives:

4.1 Continue to pursue additional printwear market penetration and opportunities

We intend to continue to leverage our vertical manufacturing platform, cost advantage, and distributor reach to grow in all product categories of the North American printwear market, including basics, and the faster-growing fashion basics and sports performance categories where our participation in these categories has not been as extensive as in the basics category. We are targeting further market penetration in printwear with brands well-positioned to compete in each product category and through new product introductions. In the basics category, we market our products under the Gildan® brand, the leading brand in this category, and the Alstyle® brand. In the fashion basics segment, we market our products under the Anvil® brand featuring a more contemporary line of ring-spun products incorporating more fashion-oriented styles. We also sell products under the Comfort Colors® brand featuring garment-dyed activewear products allowing us to achieve a worn-in and weathered look and a soft and comfortable feel. In the sports performance category, we market our products under our Gildan Performance® brand, featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance, as well as the licensed New Balance® brand. We are pursuing growth with new product introductions, including softer fabrics and blends, and expanding our global product offering in performance garments, ladies styles, sport shirts, and workwear.

We also intend to continue to expand our presence in international markets such as Europe, Asia-Pacific, and Latin America, which currently represent less than 10% of our total consolidated net sales, through product extensions, expanded distribution, and by leveraging our brands.

4.2 Continue penetration of retail market as a full-line supplier of branded family apparel

We continue to leverage our existing core competencies, successful business model, and competitive strengths to grow our sales to North American retailers. As in the printwear channel, success factors in penetrating the retail channel include consistent quality, competitive pricing, and fast and flexible replenishment, together with a commitment to sound practices in corporate social responsibility and environmental sustainability. Consumer brand recognition and appeal are also important factors in the retail market. We intend to leverage our current distribution with retailers, our manufacturing scale and expertise, and our ongoing marketing investment to support the further development of Company-owned and licensed brands to create additional sales growth opportunities in activewear, underwear, socks, sheer hosiery, and

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MANAGEMENT'S DISCUSSION AND ANALYSIS

legwear. Although we are primarily focused on further developing our Company-owned and licensed brands, we are also building our relationships and growing our sales as a supply chain partner to a small number of select global athletic and lifestyle brands.

4.3 Continue to increase capacity to support our planned sales growth and generate manufacturing and distribution cost reductions

We plan to continue to increase capacity to support our planned sales growth. We are continuing to seek to optimize our cost structure by adding new low-cost capacity, investing in projects for cost-reduction and further vertical-integration, as well as for additional product quality enhancement. A more detailed description of the Company’s capacity expansion and cost reduction initiatives is contained in section 3.3.1 entitled “Manufacturing” in this MD&A.

4.4 Pursue complementary acquisitions

In order to enhance our organic growth, we will continue to seek complementary strategic acquisition opportunities which meet our criteria. We have developed criteria in evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial criteria, including return on investment thresholds, based on our risk-adjusted cost of capital.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2015 Annual MD&A.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness, and net indebtedness (cash in excess of total indebtedness) to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Business Acquisitions

Peds Legwear, Inc.

On August 22, 2016, the Company acquired a 100% interest in Peds Legwear, Inc. (Peds) for a total consideration of $51.4 million (net of cash acquired and income tax liabilities assumed), of which $47.4 million was paid at closing and a balance due of $4.0 million is expected to be paid within twelve months of closing. Excluding the income tax liabilities and other non-operational liabilities assumed, the gross

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MANAGEMENT'S DISCUSSION AND ANALYSIS

consideration was $55.0 million. The acquisition was financed by the utilization of the Company's long-term bank credit facilities. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds' current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio.

Alstyle Apparel, LLC

On May 26, 2016, the Company acquired a 100% interest in Alstyle Apparel, LLC and its subsidiaries (Alstyle) for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the United States, Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company accounted for the acquisitions of Alstyle and Peds using the acquisition method in accordance with IFRS 3, Business Combinations and the condensed interim consolidated financial statements for the three and nine months ended October 2, 2016 include the results of Alstyle from May 26, 2016 to October 2, 2016, and the results of Peds from August 22, 2016 to October 2, 2016. The results of Alstyle are included in the Printwear segment, and the results of Peds are included in the Branded Apparel segment. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 4 of the condensed interim consolidated financial statements for the three and nine months ended October 2, 2016 for a summary of the preliminary amounts recognized for the assets acquired and the liabilities assumed at the dates of acquisition, and for post-acquisition and pro-forma net sales and net earnings disclosures, which information is incorporated by reference in this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.3 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except per share amounts)	Oct 2,		Jul 3,		Apr 3,	Jan 3,	Oct 4,	Jul 5,	Apr 5,		Jan 4,
	2016	(1)	2016	(2)	2016	2016	2015	2015	2015	(3)	2015

Net sales	715.0		688.9		593.3	543.8	674.5	714.2	636.2		390.6
Net earnings (loss)	114.4		94.7		63.2	67.6	123.1	99.4	56.0		(41.2)
Net earnings (loss) per share
Basic(4)	0.49		0.40		0.26	0.28	0.51	0.41	0.23		(0.17)
Diluted(4)	0.49		0.40		0.26	0.28	0.50	0.41	0.23		(0.17)
Weighted average number of shares outstanding (in ‘000s)
Basic	231,924		235,496		242,637	243,183	242,257	241,856	241,360		243,852
Diluted	232,715		236,272		243,355	244,174	244,063	243,809	243,513		243,852
(1) Reflects the acquisition of Peds from August 22, 2016.
(2) Reflects the acquisition of Alstyle from May 26, 2016.
(3) Reflects the acquisition of Comfort Colors from March 2, 2015.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.3.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, consolidated net sales have been lowest in the last calendar quarter and highest in the second and third quarters of the calendar year, reflecting the seasonality of our operating segments’ net sales. For our Printwear segment, demand for T-shirts is lowest in the fourth calendar quarter, and highest in the second calendar quarter of the year when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest, in advance of the fall and winter seasons, in the second and third calendar quarters of the year. For our Branded Apparel segment, sales are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts in advance of delivery and derivative financial instruments to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflects the acquisition of Peds effective August 22, 2016, the

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MANAGEMENT'S DISCUSSION AND ANALYSIS

acquisition of Alstyle effective May 26, 2016, and the acquisition of Comfort Colors effective March 2, 2015. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.5.4 entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in the U.S. dollar versus certain other currencies as described in the “Financial risk management” section of the 2015 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

In December 2014, the Company reduced Printwear net selling prices in North America and also applied the benefit of the reduction in selling prices to existing distributor inventories through a distributor inventory devaluation discount of approximately $48 million, which was recorded as a reduction in net sales in the fourth calendar quarter of 2014. The reduction in selling prices also reflected the decline in the price of cotton futures that occurred in the latter half of 2014, even though the Company only began to benefit from lower cotton costs starting in the second calendar quarter of 2015. Consequently, the Company reported a significant operating loss for its Printwear segment in the fourth calendar quarter of 2014. In addition, results for the first half of 2015 were negatively impacted by the misalignment between the timing of lower Printwear net selling prices and lower manufacturing and cotton costs. Results during the fourth calendar quarter of 2014 and the first calendar quarter of 2015 also included the negative impact on Branded Apparel margins from the consumption of inventories in cost of sales which included transitional manufacturing costs related to the integration of new retail programs during 2014.

5.4 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended				Nine months ended
	October 2, 2016	October 4, 2015	Variation		October 2, 2016	October 4, 2015	Variation
			$	%			$	%

Net sales	715.0	674.5	40.5	6.0%	1,997.2	2,024.9	(27.7)	(1.4)%
Gross profit	217.4	212.0	5.4	2.5%	562.8	542.5	20.3	3.7%
SG&A expenses	86.8	78.4	8.4	10.7%	249.6	235.6	14.0	5.9%
Operating income	128.6	129.3	(0.7)	(0.5)%	301.7	296.9	4.8	1.6%
Adjusted operating income(1)	130.6	133.6	(3.0)	(2.2)%	313.2	306.9	6.3	2.1%
Adjusted EBITDA(1)	164.3	163.8	0.5	0.3%	421.1	402.1	19.0	4.7%
Net earnings	114.4	123.1	(8.7)	(7.1)%	272.3	278.5	(6.2)	(2.2)%
Adjusted net earnings(1)	116.4	126.4	(10.0)	(7.9)%	281.8	286.5	(4.7)	(1.6)%

Basic EPS	0.49	0.51	(0.02)	(3.9)%	1.15	1.15	—	—
Diluted EPS	0.49	0.50	(0.01)	(2.0)%	1.15	1.14	0.01	0.9%
Adjusted diluted EPS(1)	0.50	0.52	(0.02)	(3.8)%	1.19	1.18	0.01	0.8%

Gross margin	30.4%	31.4%	n/a	(1.0) pp	28.2%	26.8%	n/a	1.4 pp
SG&A expenses as a percentage of sales	12.1%	11.6%	n/a	0.5 pp	12.5%	11.6%	n/a	0.9 pp
Operating margin	18.0%	19.2%	n/a	(1.2) pp	15.1%	14.7%	n/a	0.4 pp
Adjusted operating margin(1)	18.3%	19.8%	n/a	(1.5) pp	15.7%	15.2%	n/a	0.5 pp

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MANAGEMENT'S DISCUSSION AND ANALYSIS

	October 2, 2016	January 3, 2016	Variation
			$	%

Total assets	3,120.2	2,834.3	285.9	10.1%
Total non-current financial liabilities	691.0	380.9	310.1	81.4%
Cash dividend declared per common share	0.078	0.065	0.013	20.0%
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.5 Consolidated operating review

5.5.1 Net sales

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	October 2, 2016	October 4, 2015	Variation		October 2, 2016	October 4, 2015	Variation
			$	%			$	%

Segmented net sales:
Printwear	461.9	440.5	21.4	4.9%	1,325.3	1,349.6	(24.3)	(1.8)%
Branded Apparel	253.1	234.0	19.1	8.2%	671.9	675.3	(3.4)	(0.5)%
Total net sales	715.0	674.5	40.5	6.0%	1,997.2	2,024.9	(27.7)	(1.4)%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in consolidated net sales for the three months ended October 2, 2016 compared to the corresponding quarter of the prior year was mainly due to organic sales growth from increased shelf space and new program shipments for the Branded Apparel business, the contribution from the acquisitions of Alstyle and Peds, and point of sales (POS) growth in Printwear's U.S. and international channels. These positive factors more than offset expected headwinds from the Company's decision to exit certain private label programs in Branded Apparel, lower net selling prices, distributor inventory destocking, and unfavourable product-mix and foreign exchange.

The decrease in consolidated net sales for the nine months ended October 2, 2016 compared to the corresponding period of the prior year was mainly due to lower net selling prices, the impact of lower distributor inventory replenishment in Printwear, the exit of certain non-core retailer private label programs and unfavourable product-mix and foreign currency exchange. These factors more than offset the benefit of POS growth in Printwear, organic sales volume growth in Branded Apparel excluding the exit of private label programs, and the acquisitions of Alstyle and Peds.

5.5.2 Gross profit

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Gross profit	217.4	212.0	5.4	562.8	542.5	20.3
Gross margin	30.4%	31.4%	(1.0) pp	28.2%	26.8%	1.4 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in consolidated gross margins in the third quarter of 2016 compared to the same period last year was mainly due to lower net selling prices, unfavourable product-mix and the negative impact of foreign currency exchange compared to last year. These factors more than offset the benefit of lower raw material and other input costs, and manufacturing cost savings resulting from the Company's investments in yarn spinning and other capital projects.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The increase in consolidated gross margins for the nine months ended October 2, 2016 was primarily due to lower raw material and other input costs and manufacturing cost savings, partially offset by the impact of lower net selling prices and unfavourable foreign currency exchange.

5.5.3 Selling, general and administrative expenses

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

SG&A expenses	86.8	78.4	8.4	249.6	235.6	14.0
SG&A expenses as a percentage of sales	12.1%	11.6%	0.5 pp	12.5%	11.6%	0.9 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses for the three and nine months ended October 2, 2016 compared to the corresponding periods last year was primarily due to the impact of the acquisition of Alstyle (effective May 26, 2016) and the acquisition of Peds (effective August 22, 2016), as well as increased variable compensation expenses and higher information technology costs, partially offset by the favourable impact of the weaker Canadian dollar on corporate head office expenses. As a percentage of sales, SG&A expenses for the first nine months of calendar 2016 were also impacted by lower sales.

5.5.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three and nine months ended October 2, 2016 were $2.0 million and $11.5 million respectively, compared to $4.3 million and $10.0 million for the same periods last year.

Restructuring and acquisition-related costs for the nine months ended October 2, 2016 related primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy, costs incurred in connection with the acquisitions of Alstyle and Peds, and costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

Restructuring and acquisition-related costs for the nine months ended October 4, 2015 related primarily to costs incurred in connection with the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the acquisition of the operating assets of Comfort Colors.

5.5.5 Operating income and adjusted operating income

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Operating income	128.6	129.3	(0.7)	301.7	296.9	4.8
Adjustment for:
Restructuring and acquisition-related costs	2.0	4.3	(2.3)	11.5	10.0	1.5
Adjusted operating income(1)	130.6	133.6	(3.0)	313.2	306.9	6.3

Operating margin	18.0%	19.2%	(1.2) pp	15.1%	14.7%	0.4 pp
Adjusted operating margin(1)	18.3%	19.8%	(1.5) pp	15.7%	15.2%	0.5 pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in operating income and adjusted operating income for the third quarter of 2016 compared to the same calendar quarter last year was mainly due to lower gross margins and the transitional dilutive impact of acquisition activity. Operating income for the third quarter benefited from lower restructuring and

QUARTERLY REPORT - Q3 2016 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS

acquisition-related costs. The increase in operating income and adjusted operating income for the first nine months of 2016 was driven by higher gross margins which more than offset the impact of lower sales and the dilutive impact of acquisition activity primarily on SG&A.

5.5.6 Financial expenses, net

	Three months ended			Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Interest expense on financial liabilities recorded at amortized cost	3.8	2.3	1.5	8.7	5.8	2.9
Bank and other financial charges	2.2	1.0	1.2	4.3	2.9	1.4
Interest accretion on discounted provisions	0.1	0.1	—	0.3	0.2	0.1
Foreign exchange (gain) loss	(0.2)	1.5	(1.7)	0.6	3.6	(3.0)
Financial expenses, net	5.9	4.9	1.0	13.9	12.5	1.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in net financial expenses for the three months ended October 2, 2016 compared to the same period last year was mainly due to higher interest expense as a result of higher borrowing levels and higher effective interest rates on our long-term debt. In addition, higher bank and other financial charges were due to the amortization of financing fees incurred in connection with the new debt issuances in fiscal 2016, and discount fees related to the sales of trade accounts receivables. These factors were partially offset by a foreign exchange gain in the current period compared to a foreign exchange loss last year, relating primarily to the revaluation of net monetary assets denominated in foreign currencies.

For the nine months ended October 2, 2016, the increase in net financial expenses was due to higher interest expense as a result of higher borrowing levels and slightly higher effective interest rates on our long-term debt, as well as as higher bank and other financial charges, partially offset by lower foreign exchange losses.

5.5.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended			Nine months ended
(in $ millions, or otherwise indicated)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Earnings before income taxes	122.7	124.4	(1.7)	287.8	284.3	3.5
Income tax expense	8.3	1.3	7.0	15.5	5.8	9.7
Average effective income tax rate	6.8%	1.0%	5.8 pp	5.4%	2.0%	3.4 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the nine months ended October 2, 2016, the average effective income tax rate was in line with the Company’s previously assumed effective income tax rate of approximately 5% for fiscal 2016. The higher average effective income tax rate for the nine months ended October 2, 2016 compared to the same period last year is mainly due to the non-recurrence of an income tax recovery related to prior taxation years which was recorded in the prior period, as well as an expected increase in the proportion of profits taxed in higher tax rate jurisdictions in fiscal 2016.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.5.8 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended			Nine months ended
(in $ millions, except per share amounts)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Net earnings	114.4	123.1	(8.7)	272.3	278.5	(6.2)
Adjustments for:
Restructuring and acquisition-related costs	2.0	4.3	(2.3)	11.5	10.0	1.5
Income tax recovery on restructuring and acquisition-related costs	—	(1.0)	1.0	(2.0)	(2.0)	—
Adjusted net earnings(1)	116.4	126.4	(10.0)	281.8	286.5	(4.7)

Basic EPS (2)	0.49	0.51	(0.02)	1.15	1.15	—
Diluted EPS (2)	0.49	0.50	(0.01)	1.15	1.14	0.01
Adjusted diluted EPS(1)(2)	0.50	0.52	(0.02)	1.19	1.18	0.01
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in net earnings and adjusted net earnings for the three months ended October 2, 2016 compared to the same period in the prior year was mainly attributable to the decline in operating income and adjusted operating income and higher income taxes and financial charges. The decrease in net earnings and adjusted net earnings for the nine months ended October 2, 2016 compared to the same period last year was primarily attributable to higher income taxes and financial expenses, partially offset by higher operating income. Diluted and adjusted diluted EPS were positively impacted by the share repurchases during the nine months ended October 2, 2016 under the Company's NCIB as discussed in section 8.6 of this MD&A.

5.6 Segmented operating review

	Three months ended				Nine months ended
(in $ millions, or otherwise indicated)	October 2, 2016	October 4, 2015	Variation		October 2, 2016	October 4, 2015	Variation
			$	%			$	%

Segmented net sales:
Printwear	461.9	440.5	21.4	4.9%	1,325.3	1,349.6	(24.3)	(1.8)%
Branded Apparel	253.1	234.0	19.1	8.2%	671.9	675.3	(3.4)	(0.5)%
Total net sales	715.0	674.5	40.5	6.0%	1,997.2	2,024.9	(27.7)	(1.4)%

Segment operating income:
Printwear	123.4	124.4	(1.0)	(0.8)%	319.5	321.8	(2.3)	(0.7)%
Branded Apparel	29.5	30.2	(0.7)	(2.3)%	61.5	51.8	9.7	18.7%
Total segment operating income	152.9	154.6	(1.7)	(1.1)%	381.0	373.6	7.4	2.0%
Corporate and other(1)	(24.3)	(25.3)	1.0	(4.0)%	(79.3)	(76.7)	(2.6)	3.4%
Total operating income	128.6	129.3	(0.7)	(0.5)%	301.7	296.9	4.8	1.6%
(1) Includes corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2016 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended			Nine months ended
	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Segment operating margin:
Printwear	26.7%	28.2%	(1.5) pp	24.1%	23.8%	0.3 pp
Branded Apparel	11.7%	12.9%	(1.2) pp	9.2%	7.7%	1.5 pp

5.6.1 Printwear
Net sales
The increase in Printwear net sales for the three months ended October 2, 2016 compared to the same period last year was mainly due to the $38.6 million sales contribution of the Alstyle acquisition, continued POS growth in the faster-growing performance and fashion basics product segments in the U.S printwear channel and double digit volume growth in international printwear markets. The benefit of these factors was partially offset by lower net selling prices, the impact of distributor inventory destocking, and the impact of unfavourable foreign currency exchange on international sales. These negative factors were also contributors to the Printwear sales decline for the first nine months of 2016 compared to the same period last year and more than offset POS growth and the impact of approximately $58 million on sales from the Alstyle acquisition.

Operating income
Printwear operating income for the three and nine months ended October 2, 2016 was slightly down compared to the same periods last year. Printwear operating margins for the third quarter of 2016 were down 150 basis points over last year due primarily to the transitional dilutive impact on margins from the acquisition of Alstyle. Excluding the 120 basis point impact of Alstyle, operating margins in the quarter were down 30 basis points, as the benefit of lower raw material costs and manufacturing cost savings was more than offset by the impact of lower net selling prices and unfavourable product-mix and foreign currency exchange. Printwear operating margins for the nine months ended October 2, 2016 were up 30 basis points primarily reflecting the benefit of lower raw material costs and manufacturing cost savings which more than offset the impact of the lower net selling prices, unfavourable foreign currency exchange, and the 50 basis point dilutive impact of the Alstyle acquisition.

5.6.2 Branded Apparel
Net sales
The increase in Branded Apparel sales for the third quarter of 2016 compared to the same period last year was mainly due to organic unit sales volume growth from increased shelf space and new retail program shipments and a contribution of $9.6 million from the acquisition of Peds. The benefit of these factors was partially offset by an approximate $10 million impact from the exit of certain private label programs, unfavourable product-mix as continued weakness in department stores and national chains negatively affected sales of higher value products in this channel, and higher promotional spending in the quarter compared to the same period last year. Excluding the impact from the exit of private label programs and the Peds acquisition, Branded Apparel organic sales growth in the quarter was 8.5%.The slight decline in Branded Apparel sales for the first nine months of 2016 was primarily due to the impact from the exit of certain private label programs and lower sales to department store and national chains due to continued weakness in this channel, partially offset by organic sales volume growth excluding the impact of the exit of private label program, and the impact of the acquisition of Peds.

QUARTERLY REPORT - Q3 2016 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating income
Operating income in Branded Apparel in the three months ended October 2, 2016 was essentially flat compared to the same quarter last year. Branded Apparel operating margins were down 120 basis points from operating margins in the same quarter last year primarily as a result of unfavourable product-mix and higher promotional spending which more than offset the benefit of lower raw material and other input costs and manufacturing cost savings. On a sequential basis, operating margins in the third quarter improved by approximately 400 basis points compared to the second quarter of 2016 due primarily to lower raw material costs and manufacturing cost savings. The increase in Branded Apparel operating income for the first nine months of 2016 compared to the same period last year was due to higher operating margins, reflecting the benefit of manufacturing cost savings, lower raw material and other input costs, and the non-recurrence of transitional manufacturing costs in the comparative period.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	October 2, 2016	January 3, 2016	Variation

Cash and cash equivalents	60.4	50.7	9.7
Trade accounts receivable	404.3	306.1	98.2
Inventories	938.3	851.0	87.3
Prepaid expenses, deposits and other current assets	70.4	42.9	27.5
Assets held for sale	2.8	2.8	—
Accounts payable and accrued liabilities	(293.1)	(232.3)	(60.8)
Income taxes payable	(9.2)	(1.0)	(8.2)
Total working capital	1,173.9	1,020.2	153.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to the impact of seasonally higher sales in the third quarter of fiscal 2016 compared to the fourth quarter of calendar 2015, as well as the impact of the acquisitions of Alstyle and Peds during the second and third quarters of fiscal 2016. The impact of longer payment terms with a major retailer was mitigated by the sale of trade accounts receivables to a financial institution as disclosed in note 8(c) of the condensed interim consolidated financial statements for the three and nine months ended October 2, 2016.

•
The increase in inventories was mainly due to the impact of the acquisitions of Alstyle and Peds. Increases in inventory unit volumes due to the short term impact of lower than anticipated net sales during fiscal 2016 were largely offset by lower cotton costs and lower manufacturing costs.

•
The increase in prepaid expenses, deposits and other current assets was mainly due to the higher fair value of derivative financial instruments designated as effective hedging instruments, as well as the acquisitions of Alstyle and Peds.

•
The increase in accounts payable and accrued liabilities is mainly due to the impact of the Alstyle and Peds acquisitions (including the balance due on the Peds acquisition), as well as a seasonal increase in liabilities compared to the fourth quarter of calendar 2015 which included the impact of the holiday period manufacturing downtime, and the reclassification of contingent consideration in connection with a business acquisition from other non-current liabilities to accounts payable and accrued liabilities.

QUARTERLY REPORT - Q3 2016 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS

•	The increase in income taxes payable reflects the increase in income tax expense for the three and nine months ended October 2, 2016, as well as the acquisition of Peds.

•
Working capital was $1,173.9 million as at October 2, 2016, compared to $1,020.2 million as at January 3, 2016. The current ratio at the end of the third quarter of 2016 was 4.9, compared to 5.4 at the end of fiscal 2015.

6.2 Property, plant and equipment, intangible assets and goodwill

(in $ millions)	Property, plant and equipment	Intangible assets	Goodwill

Balance, January 3, 2016	1,044.4	336.8	190.6
Net capital additions	96.5	2.1	—
Additions through business acquisitions	31.7	32.4	8.5
Depreciation and amortization	(91.9)	(15.8)	—
Balance, October 2, 2016	1,080.7	355.5	199.1
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Additions to property, plant and equipment reflect capital expenditures related primarily to investments for the completion of the Company’s new yarn-spinning facility in Mocksville, North Carolina, and textile and sewing capacity expansion projects, including investments for the development of Rio Nance 6 and textile capacity expansion in Bangladesh, as well as the property, plant and equipment acquired in connection with the acquisitions of Alstyle and Peds.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The increase in intangible assets mainly reflects additions of $32.4 million related to the acquisitions of Alstyle and Peds, partially offset by amortization of $15.8 million.

•	The increase in goodwill is due to the goodwill recognized in connection with the acquisitions of Alstyle and Peds.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	October 2, 2016	January 3, 2016	Variation

Deferred income taxes	(1.8)	2.8	(4.6)
Other non-current assets	8.7	6.1	2.6

Long-term debt	(691.0)	(375.0)	(316.0)
Other non-current liabilities	(33.0)	(37.6)	4.6
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Other non-current liabilities include provisions, employee benefit obligations, and contingent consideration in connection with a business acquisition. The decrease in other non-current liabilities is mainly due to the reclassification of contingent consideration in connection with a business acquisition to accounts payable and accrued liabilities.

•	The change in deferred income taxes is due to the deferred income tax portion of the income tax expense for the first nine months of fiscal 2016.

•	See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt.

QUARTERLY REPORT - Q3 2016 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended			Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Net earnings	114.4	123.1	(8.7)	272.3	278.5	(6.2)
Adjustments to reconcile net earnings to cash flows from operating activities(1)	40.2	24.3	15.9	131.2	102.8	28.4
Changes in non-cash working capital balances	71.3	43.1	28.2	(36.2)	(130.8)	94.6
Cash flows from operating activities	225.9	190.5	35.4	367.3	250.5	116.8
(1) Includes depreciation and amortization of $33.6 million (2015 - $30.2 million) and $108.0 million (2015 - $95.2 million) respectively, for the three and nine months ended October 2, 2016.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	For the nine months ended October 2, 2016, the year-over-year increase in operating cash flows of $116.8 million was mainly due to a lower increase in non-cash working capital as explained below.

•
The net decrease in non-cash working capital was $36.2 million during the nine months ended October 2, 2016, compared to a net decrease of $130.8 million during the nine months ended October 4, 2015. The lower increase in non-cash working capital compared to last year was due primarily to lower seasonal increases in trade accounts receivables, as well an increase in accounts payable and accrued liabilities this year compared to a decrease last year, partially offset by the non-recurrence of a decrease in inventory which occurred during the first nine months of calendar 2015 as a result of high activewear inventories at the beginning of 2015.

7.2 Cash flows from (used in) investing activities

	Three months ended			Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Purchase of property, plant and equipment	(39.7)	(40.5)	0.8	(102.8)	(188.9)	86.1
Purchase of intangible assets	(1.3)	(1.7)	0.4	(8.5)	(4.2)	(4.3)
Business acquisitions	(47.4)	0.1	(47.5)	(156.8)	(103.8)	(53.0)
Proceeds on disposal of assets held for sale and property, plant and equipment	—	1.0	(1.0)	0.6	2.1	(1.5)
Cash flows used in investing activities	(88.4)	(41.1)	(47.3)	(267.5)	(294.8)	27.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The lower use of cash in investing activities during the nine months ended October 2, 2016 compared to the same period last year reflected lower capital spending mainly due to lower yarn spinning investments. Cash used in investing activities during the nine months ended October 2, 2016 included $109.5 million for the acquisition of Alstyle and $47.4 million for the acquisition of Peds, while cash used in investing activities during the nine months ended October 4, 2015 included $103.3 million for the acquisition of Comfort Colors.

•
Capital expenditures for the nine months ended October 2, 2016 are described in section 6.2 of this MD&A, and our projected capital expenditures for the twelve months ending January 1, 2017 are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended			Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Cash flows from operating activities	225.8	190.5	35.3	367.3	250.5	116.8
Cash flows used in investing activities	(88.3)	(41.2)	(47.1)	(267.6)	(294.8)	27.2
Adjustment for:
Business acquisitions	47.4	(0.1)	47.5	156.8	103.8	53.0
Free cash flow(1)	184.9	149.2	35.7	256.5	59.5	197.0
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
For the nine months ended October 2, 2016, the year-over-year increase in free cash flow of $197.0 million reflected higher operating cash flows and lower capital expenditures as discussed in section 6.2 of this MD&A.

7.4 Cash flows from (used in) financing activities

	Three months ended			Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	Variation	October 2, 2016	October 4, 2015	Variation

Increase (decrease) in amounts drawn under long-term bank credit facilities	(347.0)	(131.0)	(216.0)	(284.0)	63.0	(347.0)
Proceeds from term loan	—	—	—	300.0	—	300.0
Proceeds from issuance of notes	300.0	—	300.0	300.0	—	300.0
Dividends paid	(18.1)	(15.8)	(2.3)	(56.0)	(63.7)	7.7
Proceeds from issuance of shares	0.5	0.6	(0.1)	1.8	8.1	(6.3)
Repurchase and cancellation of shares	(67.0)	—	(67.0)	(351.6)	—	(351.6)
Cash flows from (used in) financing activities	(131.6)	(146.2)	14.6	(89.8)	7.4	(97.2)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for the nine months ended October 2, 2016 reflected proceeds of $600.0 million from the term loan and the issuance of the notes, partially offset by a $284.0 million decrease in funds drawn on our long-term bank credit facilities. See the section entitled “Liquidity and capital resources” in this MD&A for the discussion on long-term debt. The net long-term debt proceeds were used to finance a portion of the repurchase and cancellation of common shares under the normal course issuer bid (NCIB) as discussed in section 8.6 of this MD&A. For the nine months ended October 4, 2015, the $63.0 million increase in amounts drawn under our bank credit facilities was mainly used to finance a portion of the acquisition of Comfort Colors.

•
The Company paid $56.0 million of dividends during the nine months ended October 2, 2016 for dividends declared in February 2016, May 2016, and July 2016. The Company paid $63.7 million of dividends during the nine months ended October 4, 2015 for four quarterly dividends which were paid out over three quarters.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness

Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds in fiscal 2015 and 2016 for the repurchase of shares. We fund our requirements with cash generated from operations and with funds drawn from our long-term

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MANAGEMENT'S DISCUSSION AND ANALYSIS

debt facilities. During the third quarter of fiscal 2016, the Company entered into a Note Purchase Agreement and issued a total aggregate principal amount of $300 million of 7-year and 10-year unsecured notes. The Company's long-term debt as at October 2, 2016 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
		October 2, 2016	January 3, 2016

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	1.6%	$5,000	$375,000	April 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	1.5%	86,000	—	March 2018
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	2.2%	300,000	—	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	—	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	—	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	—	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	—	August 2026
		$691,000	$375,000

(1)	Represents the effective interest rate for the nine months ended October 2, 2016, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $25.6 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit.

(3)
During March 2016, the Company entered into an unsecured revolving long-term bank credit facility agreement for a total principal amount of $300 million, which has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
During June 2016, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
During July 2016, the Company entered into a Note Purchase Agreement and subsequently issued unsecured notes for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market. The notes can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

During the three months ended October 2, 2016, the Company entered into a total of $250 million of floating-to-fixed interest rate swaps to fix the floating rate exposure on certain long term debt agreements. A $50 million 7-year floating-to-fixed interest rate swap maturing in August 2023 is converting the interest rate on the second series of notes above to an all-in fixed rate of 2.71%, and a $50 million 10-year floating-to-fixed interest rate swap maturing in August 2026 is converting the interest rate on the fourth series of notes above to an all-in fixed rate of 2.92%. In addition, $150 million of 5-year floating-to-fixed interest rate swaps maturing in June 2021 are converting the LIBOR component of a portion of the term loan above to a fixed rate of 0.96%.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at October 2, 2016.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(in $ millions)	October 2, 2016	January 3, 2016

Long-term debt and total indebtedness(1)	691.0	375.0
Cash and cash equivalents	(60.4)	(50.7)
Net indebtedness(1)	630.6	324.3
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net indebtedness to adjusted EBITDA for the trailing twelve months. Gildan’s net debt leverage ratio as at October 2, 2016 was 1.2 times, which was at the low end of its previously communicated target net debt leverage ratio of one to two times adjusted EBITDA.

The Company expects capital expenditures for 2016 towards the lower end of its previous projected range of $150-$175 million. The Company's projected capital expenditures in 2016 primarily relate to textile capacity expansion, the completion of its yarn-spinning manufacturing initiative, and the expansion of sewing facilities to support growth. Investments in textile manufacturing in 2016 include expenditures towards the development of the new Rio Nance 6 facility and the further expansion of existing facilities, including the Company’s facility in Bangladesh.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the NCIB discussed in section 8.6 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations that follows. The following table sets forth the maturity of our contractual obligations by period as at October 2, 2016.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	293.1	293.1	293.1	—	—	—
Long-term debt	691.0	691.0	—	86.0	305.0	300.0
Purchase obligations	—	144.5	144.5	—	—	—
Operating leases and other obligations	—	194.2	60.4	69.8	24.6	39.4
Total contractual obligations	984.1	1,322.8	498.0	155.8	329.6	339.4

As disclosed in note 23 to our fiscal 2015 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 2, 2016, the maximum potential liability under these guarantees was $69.1 million, of which

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MANAGEMENT'S DISCUSSION AND ANALYSIS

$11.1 million was for surety bonds and $58.0 million was for financial guarantees and standby letters of credit.

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at October 2, 2016, the Company’s outstanding derivative financial instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to note 9 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2016.

8.4 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at October 31, 2016 there were 231,812,432 common shares issued and outstanding along with 1,817,899 stock options and 248,340 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5 Declaration of dividend

The Company paid dividends of $56.0 million during the nine months ended October 2, 2016. On November 2, 2016, the Board of Directors declared a quarterly cash dividend of $0.078 per share for an expected aggregate payment of $18.1 million which will be paid on December 12, 2016 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on November 18, 2016. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

The Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.6 Normal course issuer bid

On February 24, 2016, the Company announced the initiation of an NCIB beginning February 26, 2016 and expiring February 25, 2017, to purchase for cancellation up to 12,192,814 outstanding common shares of the Company, representing approximately 5% of the Company’s issued and outstanding common shares, on the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as the TSX, the NYSE, or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. Under the NCIB, Gildan may purchase up to a maximum of 169,767 shares daily through TSX facilities, which represents 25% of the average daily

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MANAGEMENT'S DISCUSSION AND ANALYSIS

trading volume on the TSX for the six calendar months completed prior to the announcement of the NCIB. The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order.

On July 26, 2016, the Company obtained approval from the TSX to amend its current NCIB in order to increase the maximum number of common shares that may be repurchased from 12,192,814 common shares, or 5% of the Company’s issued and outstanding common shares as at February 19, 2016 (the reference date for the NCIB), to 20,727,784 common shares, representing 8.5% of the Company’s issued and outstanding common shares or 8.6% of the public float of 239,683,863 common shares as at February 19, 2016. No other terms of the NCIB were amended.
During the nine months ended October 2, 2016, the Company completed the initial maximum allotment under the NCIB which began on February 26, 2016, repurchasing for cancellation a total of 12,192,814 common shares for a total cost of $351.6 million, of which a total of 4,025,000 common shares were repurchased by way of private agreements with arm’s length third party sellers.

9.0 LEGAL PROCEEDINGS

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated November 3, 2016 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildan.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, commodity price risk, and interest rate risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2015 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company seeks to manage those risks.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2015 audited consolidated financial statements. The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Determination of cash-generating units (CGUs)

•	Income taxes

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities for the remainder of this financial year are as follows:

•	Allowance for doubtful accounts

•	Sales promotional programs

•	Inventory valuation

•	Business combinations

•	Recoverability and impairment of non-financial assets

•	Valuation of statutory severance and pre-notice obligations and the related costs

•	Measurement of the estimate of expected expenditures for decommissioning and site restoration costs

•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, readers should refer to note 3 to our fiscal 2015 audited consolidated financial statements.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2016 were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The unaudited condensed interim consolidated financial statements were prepared using the same accounting policies as outlined in note 3 of our fiscal 2015 audited consolidated financial statements, except as noted below.

On July 4, 2016, the Company early adopted the amendments to IFRS 2 which were issued by the IASB on June 20, 2016, with effect as at January 3, 2016. For a more detailed description of the amendments to IFRS 2, please refer to note 2 to the unaudited condensed interim consolidated financial statements.

13.2 New accounting standards and interpretations not yet applied

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. For a more detailed description of IFRS 15, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2016.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. For a more detailed description of IFRS 9 (2014), please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2016.

QUARTERLY REPORT - Q3 2016 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. For a more detailed description of IFRS 16, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three and nine months ended October 2, 2016.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Changes in internal controls and procedures
There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on July 4, 2016 and ended on October 2, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation on scope of design
The scope of design of internal control over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Alstyle Apparel, LLC, which was acquired on May 26, 2016, and Peds Legwear Inc., which was acquired on August 22, 2016, as described in section 5.2 of this MD&A.

15.0 RISKS AND UNCERTAINTIES

In our 2015 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2015 Annual MD&A include risks associated with the following, which has been updated to reflect the United Kingdom’s June 23, 2016 vote to leave the European Union.

•	Our ability to implement our growth strategies and plans

•	Our ability to compete effectively

•	Our ability to integrate acquisitions

•	Adverse changes in general economic and financial conditions

•	Our reliance on a small number of significant customers

•	Our customers do not commit to purchase minimum quantities

•	Our ability to anticipate, identify or react to changes in consumer preferences and trends

•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand

•	Fluctuations and volatility in the price of raw materials used to manufacture our products

•	Our dependence on key suppliers

•	Climate, political, social and economic risks in the countries in which we operate or from which we source production

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•
Our reliance on certain international trade agreements and preference programs which are subject to evolving international trade regulations, including agreements that may be affected by the United Kingdom’s June 23, 2016 vote to leave the European Union

•	Factors or circumstances that could increase our effective income tax rate

•	Compliance with environmental, health and safety regulations

•	Our significant reliance on our information systems for our business operations

•	Adverse changes in third party licensing arrangements and licensed brands

•	Our ability to protect our intellectual property rights

•	Changes in our relationship with our employees or changes to domestic and foreign employment regulations

•	Negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour and other business practices

•	Our dependence on key management and our ability to attract and/or retain key personnel

•	Product safety regulation

•	Litigation and/or regulatory actions

•	Data security and privacy breaches

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. Management uses adjusted net earnings and adjusted diluted EPS to measure our performance from one period to the next, without the variations caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in $ millions, except per share amounts)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Net earnings	114.4	123.1	272.3	278.5
Adjustments for:
Restructuring and acquisition-related costs	2.0	4.3	11.5	10.0
Income tax recovery on restructuring and acquisition-related costs	—	(1.0)	(2.0)	(2.0)
Adjusted net earnings	116.4	126.4	281.8	286.5

Basic EPS(1)	0.49	0.51	1.15	1.15
Diluted EPS(1)	0.49	0.50	1.15	1.14
Adjusted diluted EPS(1)	0.50	0.52	1.19	1.18
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure our performance from one period to the next, without the variation caused by the impacts of the items described above. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Operating income	128.6	129.3	301.7	296.9
Adjustment for:
Restructuring and acquisition-related costs	2.0	4.3	11.5	10.0
Adjusted operating income	130.6	133.6	313.2	306.9

Operating margin	18.0%	19.2%	15.1%	14.7%
Adjusted operating margin	18.3%	19.8%	15.7%	15.2%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization and excludes the impact of restructuring and acquisition-related costs. We use adjusted EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Net earnings	114.4	123.1	272.3	278.5
Restructuring and acquisition-related costs	2.0	4.3	11.5	10.0
Depreciation and amortization	33.6	30.2	108.0	95.2
Financial expenses, net	6.0	4.9	13.8	12.6
Income tax expense	8.3	1.3	15.5	5.8
Adjusted EBITDA	164.3	163.8	421.1	402.1
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2016 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to our shareholders. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Nine months ended
(in $ millions)	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Cash flows from operating activities	225.8	190.5	367.3	250.5
Cash flows used in investing activities	(88.3)	(41.2)	(267.6)	(294.8)
Adjustment for:
Business acquisitions	47.4	(0.1)	156.8	103.8
Free cash flow	184.9	149.2	256.5	59.5
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	October 2, 2016	January 3, 2016

Long-term debt and total indebtedness	691.0	375.0
Cash and cash equivalents	(60.4)	(50.7)
Net indebtedness	630.6	324.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q3 2016 P.31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	October 2, 2016	January 3, 2016
Current assets:
Cash and cash equivalents	$60,442	$50,675
Trade accounts receivable	404,268	306,132
Inventories (note 5)	938,261	851,033
Prepaid expenses, deposits, and other current assets	70,440	42,934
Assets held for sale	2,840	2,840
Total current assets	1,476,251	1,253,614
Non-current assets:
Property, plant and equipment	1,080,713	1,044,389
Intangible assets	355,454	336,753
Goodwill	199,081	190,626
Deferred income taxes	—	2,793
Other non-current assets	8,699	6,105
Total non-current assets	1,643,947	1,580,666
Total assets	$3,120,198	$2,834,280
Current liabilities:
Accounts payable and accrued liabilities	$293,112	$232,268
Income taxes payable	9,237	953
Total current liabilities	302,349	233,221
Non-current liabilities:
Long-term debt (note 6)	691,000	375,000
Deferred income taxes	1,789	—
Other non-current liabilities	32,966	37,616
Total non-current liabilities	725,755	412,616
Total liabilities	1,028,104	645,837
Equity:
Share capital	152,642	150,497
Contributed surplus	19,882	14,007
Retained earnings	1,894,733	2,022,846
Accumulated other comprehensive income	24,837	1,093
Total equity attributable to shareholders of the Company	2,092,094	2,188,443
Total liabilities and equity	$3,120,198	$2,834,280

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.32

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net sales	$715,026	$674,508	$1,997,183	$2,024,852
Cost of sales	497,587	462,553	1,434,342	1,482,364
Gross profit	217,439	211,955	562,841	542,488
Selling, general and administrative expenses	86,812	78,414	249,649	235,611
Restructuring and acquisition-related costs (note 7)	1,981	4,274	11,511	10,006
Operating income	128,646	129,267	301,681	296,871
Financial expenses, net (note 8(b))	5,962	4,872	13,838	12,583
Earnings before income taxes	122,684	124,395	287,843	284,288
Income tax expense	8,286	1,325	15,496	5,759
Net earnings	114,398	123,070	272,347	278,529
Other comprehensive income, net of related income taxes (note 10):
Cash flow hedges	8,186	(7,499)	23,744	(1,167)
Comprehensive income	$122,584	$115,571	$296,091	$277,362
Earnings per share (note 11):
Basic	$0.49	$0.51	$1.15	$1.15
Diluted	$0.49	$0.50	$1.15	$1.14

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.33

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Nine months ended October 2, 2016 and October 4, 2015
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, January 3, 2016	243,572	$150,497	$14,007	$1,093	$2,022,846	$2,188,443
Share-based compensation	—	—	11,778	—	—	11,778
Shares issued under employee share purchase plan	40	1,161	—	—	—	1,161
Shares issued pursuant to exercise of stock options	66	1,098	(389)	—	—	709
Shares issued or distributed pursuant to vesting of restricted share units	282	7,470	(12,023)	—	(143)	(4,696)
Shares repurchased for cancellation	(12,193)	(7,584)	—	—	(344,051)	(351,635)
Change in classification of non-Treasury RSUs to equity-settled (note12(b))	—	—	6,234	—	—	6,234
Dividends declared	—	—	275	—	(56,266)	(55,991)
Transactions with shareholders of the Company recognized directly in equity	(11,805)	2,145	5,875	—	(400,460)	(392,440)
Cash flow hedges (note 10)	—	—	—	23,744	—	23,744
Net earnings	—	—	—	—	272,347	272,347
Comprehensive income	—	—	—	23,744	272,347	296,091
Balance, October 2, 2016	231,767	$152,642	$19,882	$24,837	$1,894,733	$2,092,094
Balance January 4, 2015	241,056	$108,225	$29,971	$(6,408)	$1,750,384	$1,882,172
Share-based compensation	—	—	9,132	—	—	9,132
Shares issued under employee share purchase plan	37	1,109	—	—	—	1,109
Shares issued pursuant to exercise of stock options	748	10,498	(3,420)	—	—	7,078
Shares issued or distributed pursuant to vesting of restricted share units	1,013	19,031	(19,031)	—	—	—
Dividends declared	—	—	66	—	(47,682)	(47,616)
Transactions with shareholders of the Company recognized directly in equity	1,798	30,638	(13,253)	—	(47,682)	(30,297)
Cash flow hedges (note 10)	—	—	—	(1,167)	—	(1,167)
Net earnings	—	—	—	—	278,529	278,529
Comprehensive income	—	—	—	(1,167)	278,529	277,362
Balance, October 4, 2015	242,854	$138,863	$16,718	$(7,575)	$1,981,231	$2,129,237

See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.34

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Cash flows from (used in) operating activities:
Net earnings	$114,398	$123,070	$272,347	$278,529
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 12 (a))	40,158	24,302	131,155	102,766
	154,556	147,372	403,502	381,295
Changes in non-cash working capital balances:
Trade accounts receivable (note 8(c))	63,437	25,270	(67,923)	(201,198)
Income taxes	6,059	5,981	6,264	1,660
Inventories	770	(4,634)	(7,842)	84,967
Prepaid expenses and deposits other current assets	4,036	5,040	(2,065)	207
Accounts payable and accrued liabilities	(3,038)	11,449	35,326	(16,393)
Cash flows from operating activities	225,820	190,478	367,262	250,538
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(39,716)	(40,538)	(102,831)	(188,934)
Purchase of intangible assets	(1,265)	(1,710)	(8,541)	(4,163)
Business acquisitions (note 4)	(47,357)	70	(156,835)	(103,800)
Proceeds on disposal of assets held for sale and property, plant and equipment	—	1,001	631	2,147
Cash flows used in investing activities	(88,338)	(41,177)	(267,576)	(294,750)
Cash flows from (used in) financing activities:
Increase (decrease) in amounts drawn under long-term bank credit facilities	(347,000)	(131,000)	(284,000)	63,000
Proceeds from term loan	—	—	300,000	—
Proceeds from issuance of notes	300,000	—	300,000	—
Dividends paid	(18,052)	(15,787)	(55,991)	(63,707)
Proceeds from issuance of shares	509	561	1,757	8,083
Repurchase and cancellation of shares	(67,002)	—	(351,635)	—
Cash flows from (used in) financing activities	(131,545)	(146,226)	(89,869)	7,376
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(66)	(564)	(50)	(1,165)
Net increase (decrease) in cash and cash equivalents during the period	5,871	2,511	9,767	(38,001)
Cash and cash equivalents, beginning of period	54,571	44,586	50,675	85,098
Cash and cash equivalents, end of period	$60,442	$47,097	$60,442	$47,097
Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$3,191	$2,719	$7,894	$6,706
Income taxes, net of refunds	865	(1,296)	4,738	4,526

Supplemental disclosure of cash flow information (note 12)
See accompanying notes to condensed interim consolidated financial statements.

QUARTERLY REPORT - Q3 2016 P.35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended October 2, 2016
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These condensed interim consolidated financial statements are as at and for the three and nine months ended October 2, 2016 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

All earnings per share and share data in these condensed interim consolidated financial statements and notes are on a post-split basis, reflecting the effect of the two-for-one stock split of the Company’s outstanding common shares by way of a share dividend that took effect on March 27, 2015.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except as noted below. These condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2015 audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on November 2, 2016.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations within our operating segments. For our Printwear segment, net sales have historically been higher during the second quarter of the calendar year. For our Branded Apparel segment, net sales have historically been higher during the third and fourth quarters of the calendar year.

(c) Initial application of amended accounting standard in the reporting period:
On July 4, 2016, the Company early adopted the amendments to IFRS 2 which were issued by the IASB on June 20, 2016, with effect as at January 3, 2016. The amendments clarify how to classify and measure certain types of share-based payment transactions, including share-based payment transactions with a net settlement feature for withholding tax obligations. The adoption of the amendments to IFRS 2 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Revenues from contracts with customers
In May 2014, the IASB released IFRS 15, Revenue from Contracts with Customers, which establishes principles for reporting and disclosing the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods and services.

IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers, and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Service). IFRS 15 is effective for the

QUARTERLY REPORT - Q3 2016 P.36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED (continued):

Company’s fiscal year beginning on January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Financial Instruments
In July 2014, the IASB issued the complete IFRS 9 (2014), Financial Instruments. IFRS 9 (2014) differs in some regards from IFRS 9 (2013) which the Company early adopted effective March 31, 2014. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment, and new general hedge accounting requirements. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

Leases
In January 2016, the IASB issued IFRS 16 Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier application permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

4. BUSINESS ACQUISITIONS:

Peds Legwear, Inc.
On August 22, 2016, the Company acquired a 100% interest in Peds Legwear, Inc. (Peds) for a total consideration of $51.4 million (net of cash acquired and income tax liabilities assumed), of which $47.4 million was paid at closing and a balance due of $4.0 million is expected to be paid within twelve months of closing. Excluding the income tax liabilities and other non-operational liabilities assumed, the gross consideration was $55.0 million. The acquisition was financed by the utilization of the Company's long-term bank credit facilities. Peds is a marketer of quality foot apparel and legwear products, including ladies no-show liners, socks and sheer, and therapeutic hosiery sold mainly under the Peds® and MediPeds® brands to U.S. and Canadian retailers. The acquisition is expected to create revenue growth opportunities by leveraging Gildan's existing customer relationships to broaden the channels of distribution for the Peds® and MediPeds® brands and by extending these brands into Gildan’s other product categories. In addition, Peds' current distribution into the footwear channel provides broader access in this channel for Gildan’s brands and product portfolio.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the assets acquired and liabilities assumed, which the Company expects to finalize by the end of the second quarter of fiscal 2017. Goodwill is attributable primarily to Peds' assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is partially deductible for tax purposes. The operating results of Peds are included in the Branded Apparel segment. The consolidated results of the Company for fiscal 2016 include net sales of $9.6 million and net earnings of nil relating to Peds' results of operations since the date of acquisition.

QUARTERLY REPORT - Q3 2016 P.37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. BUSINESS ACQUISITIONS (continued):

Alstyle Apparel, LLC

On May 26, 2016, the Company acquired a 100% interest in Alstyle Apparel, LLC and its subsidiaries (Alstyle) for cash consideration of $110 million. The acquisition was financed by the utilization of the Company’s long-term bank credit facilities. Alstyle manufactures and markets activewear products such as T-shirts and fleece, the majority of which are sold under the Alstyle brand. Alstyle sells its products to screenprinters, embellishers, and mass-marketers largely in the U.S., as well as in Canada and Mexico. Its manufacturing and distribution operations include a large-scale textile manufacturing facility and cut and sew facilities in Mexico, as well as distribution centers located in the United States, Canada, and Mexico. The acquisition of Alstyle expands Gildan’s penetration in printwear markets in the U.S., Canada, and Mexico, and broadens and complements Gildan’s position in the Western United States where Alstyle has a strong presence.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company has determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair values of the assets acquired and liabilities assumed, which the Company expects to finalize by the end of fiscal 2016. Goodwill is attributable primarily to Alstyle's assembled workforce, which was not recorded separately since it did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is fully deductible for tax purposes. The operating results of Alstyle are included in the Printwear segment. The consolidated results of the Company for fiscal 2016 include net sales of $58.2 million and net earnings of $1.3 million relating to Alstyle’s results of operations since the date of acquisition.

The following table summarizes the provisional amounts recognized for the assets acquired and liabilities assumed at the date of acquisition:

	Peds	Alstyle	Total
Assets acquired:
Trade accounts receivable	$11,821	$19,113	$30,934
Inventories	16,864	62,783	79,647
Prepaid expenses, deposits and other current assets	1,180	3,831	5,011
Property, plant and equipment	5,926	25,734	31,660
Intangible assets (1)	24,900	7,500	32,400
	60,691	118,961	179,652

Liabilities assumed:
Accounts payable and accrued liabilities	(13,683)	(11,629)	(25,312)
Income taxes payable	(1,960)	—	(1,960)
	(15,643)	(11,629)	(27,272)

Goodwill	6,309	2,146	8,455
Net assets acquired at fair value	$51,357	$109,478	$160,835

Cash consideration paid at closing, net of cash acquired	47,357	109,478	156,835
Balance due	4,000	—	4,000
	$51,357	$109,478	$160,835
(1) The intangible assets acquired are comprised of customer relationships and trademarks.

If the acquisitions of Peds and Alstyle were accounted for on a pro forma basis as if they had occurred at the beginning of the Company’s fiscal year, the Company’s consolidated net sales and net earnings for the nine months ended October 2, 2016 would have been $2,116.4 million and $278.3 million, respectively. These pro forma figures have been estimated based on the results of Alstyle's and Peds' operations prior to being purchased by the Company, adjusted to reflect fair value adjustments which arose on the date of the acquisitions, as if the acquisitions occurred on January 4, 2016, and should not be viewed as indicative of the Company’s future results.

QUARTERLY REPORT - Q3 2016 P.38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. INVENTORIES:

	October 2, 2016	January 3, 2016

Raw materials and spare parts inventories	$122,372	$119,826
Work in progress	63,858	54,737
Finished goods	752,031	676,470
	$938,261	$851,033

6. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		October 2, 2016	January 3, 2016

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (2)	1.6%	$5,000	$375,000	April 2021
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 1.25% (3)	1.5%	86,000	—	March 2018
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2% (4)	2.2%	300,000	—	June 2021
Notes payable, interest at fixed rate of 2.70%, payable semi-annually (5)	2.7%	100,000	—	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly (5)	2.7%	50,000	—	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually (5)	2.9%	100,000	—	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly (5)	2.9%	50,000	—	August 2026
		$691,000	$375,000

(1)	Represents the effective interest rate for the nine months ended October 2, 2016, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $25.6 million (January 3, 2016 - $27.1 million) has been committed against this facility to cover various letters of credit.

(3)
During March 2016, the Company entered into an unsecured revolving long-term bank credit facility agreement for a total principal amount of $300 million, which has a one year revolving period followed by a one year term-out period, and provides for an annual extension of the revolving period which is subject to the approval of the lenders. A fixed spread of 1.0% during the revolving period and 1.25% during the term-out period is added to the U.S. LIBOR-based variable interest rate.

(4)
During June 2016, the Company entered into an unsecured five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(5)
During July 2016, the Company entered into a Note Purchase Agreement and subsequently issued unsecured notes for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market. The notes can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

During the three months ended October 2, 2016, the Company entered into a total of $250 million of floating-to-fixed interest rate swaps to fix the floating rate exposure on certain long term debt agreements. A $50 million 7-year floating-to-fixed interest rate swap maturing in August 2023 is converting the interest rate on the second series of notes above to an all-in fixed rate of 2.71%, and a $50 million 10-year floating-to-fixed interest rate swap maturing in August 2026 is converting the interest rate on the fourth series of notes above to an all-in fixed rate of 2.92%. In addition, $150 million of 5-year floating-to-fixed interest rate swaps maturing in June 2021 are converting the LIBOR component of a portion of the term loan above to a fixed rate of 0.96%.

QUARTERLY REPORT - Q3 2016 P.39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. LONG-TERM DEBT (continued):

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at October 2, 2016.

7. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Employee termination and benefit costs	$514	$1,302	$1,873	$3,902
Exit, relocation and other costs	32	2,996	5,789	5,056
Loss (gain) on disposal of property, plant and equipment	—	(262)	623	(262)
Remeasurement of contingent consideration in connection with a business acquisition	228	196	533	591
Acquisition-related transaction costs	1,207	42	2,693	719
	$1,981	$4,274	$11,511	$10,006

Restructuring and acquisition-related costs for the nine months ended October 2, 2016 related primarily to costs incurred in connection with the rationalization of our retail store outlets as part of our overall direct to consumer channel strategy, costs incurred in connection with the acquisitions of Alstyle and Peds, and costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

Restructuring and acquisition-related costs for the nine months ended October 4, 2015 related primarily to costs incurred in connection with the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions, and costs incurred in connection with the acquisition of the operating assets of Comfort Colors.

8. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Depreciation of property, plant and equipment	$32,036	$28,356	$91,928	$80,966
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	(3,929)	(3,499)	261	(1,596)
Depreciation of property, plant and equipment included in net earnings	28,107	24,857	92,189	79,370
Amortization of intangible assets, excluding software	4,684	4,678	13,393	13,687
Amortization of software	804	710	2,402	2,120
Depreciation and amortization included in net earnings	$33,595	$30,245	$107,984	$95,177

Property, plant and equipment includes $52.6 million (January 3, 2016 - $75.6 million) of assets not yet utilized in operations. Depreciation on these assets commences when the assets are available for use.

QUARTERLY REPORT - Q3 2016 P.40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Interest expense on financial liabilities recorded at amortized cost	$3,815	$2,262	$8,652	$5,777
Bank and other financial charges	2,227	994	4,323	2,920
Interest accretion on discounted provisions	84	82	251	244
Foreign exchange (gain) loss	(164)	1,534	612	3,642
	$5,962	$4,872	$13,838	$12,583

(c) Sales of trade accounts receivable:
In June 2016, the Company entered into a receivables purchase agreement with a third party financial institution, whereby the Company may continuously sell trade receivables of certain designated customers to the third party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The receivables purchase agreement, which allows for maximum sales of $100 million of accounts receivables at any one time, expires on June 26, 2017, subject to annual extensions. As at October 2, 2016, trade accounts receivables being serviced under the agreement amounted to $79.9 million.
All receivables sold under this agreement are removed from the consolidated statements of financial position as the sale of the receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer, which was not significant for the three and nine months ended October 2, 2016, is recorded in financial expenses in the consolidated statements of earnings.

QUARTERLY REPORT - Q3 2016 P.41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the condensed interim consolidated statements of financial position are as follows:

	October 2, 2016	January 3, 2016

Financial assets
Amortized cost:
Cash and cash equivalents	$60,442	$50,675
Trade accounts receivable	404,268	306,132
Financial assets included in prepaid expenses, deposits, and other current assets	22,024	25,140
Long-term non-trade receivables included in other non-current assets	1,149	2,372
Derivative financial instruments designated as effective hedging instruments included in prepaid expenses, deposits and other current assets	23,754	4,034
Derivative financial instruments included in prepaid expenses, deposits and other current assets - total return swap	—	51

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$285,050	$230,739
Long-term debt - bearing interest at variable rates	491,000	375,000
Long-term debt - bearing interest at fixed rates (1)	200,000	—
Derivative financial instruments designated as effective hedging instruments included in accounts payable and accrued liabilities	1,161	1,529
Derivative financial instruments included in accounts payable and accrued liabilities - total return swap	15	—
Contingent consideration (2)	6,886	5,919

(1)	The fair value of the long-term debt bearing interest at fixed rates was $200.7 million as at October 2, 2016.

(2)	The contingent consideration is included in accounts payable and accrued liabilities as at October 2, 2016 (other non-current liabilities as at January 3, 2016).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances.

QUARTERLY REPORT - Q3 2016 P.42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. FAIR VALUE MEASUREMENT (continued):

Contingent consideration
The contingent consideration in connection with a business combination is payable based on the achievement of sales revenue targets for the 12-month period ended June 30, 2017, or December 31, 2017, as applicable per the terms of the agreement. The contingent consideration is classified as a financial liability and is included in accounts payable and accrued liabilities as at October 2, 2016 (other non-current liabilities as at January 3, 2016). The contingent consideration was initially measured at fair value, and is remeasured at fair value at each reporting date through net earnings, within restructuring and acquisition-related costs. The fair value measurement of the contingent consideration is determined using unobservable (Level 3) inputs. These inputs include (i) the estimated amount and timing of projected cash flows; (ii) the probability of the achievement of the factors on which the contingency is based; and (iii) the risk-adjusted discount rate used to present value the probability-weighted cash flows. Fair value has been estimated based on the best estimate of the probability of the sales revenue targets being achieved, as well as using a discount rate which is based on the risk associated with the sales revenue targets being met. The discount rate applied to the contingent consideration was 13.5%.

Derivatives
The derivative financial instruments designated as effective hedging instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps entered into during the second quarter of fiscal 2016, to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract at the measurement date under the same conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company.

The fair values of financial assets, financial liabilities, and derivative financial instruments were measured using Level 1 or 2 inputs in the fair value hierarchy, with the exception of the contingent consideration which was measured using Level 3 inputs. In determining the fair value of financial assets and financial liabilities, including derivative financial instruments, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q3 2016 P.43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

10. OTHER COMPREHENSIVE INCOME (“OCI”):

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$204	$470	$142	$865
Commodity price risk	9,287	(7,784)	24,983	(5,691)
Interest rate risk	626	—	626	—

Income taxes	(2)	(5)	(2)	(9)

Amounts reclassified from OCI to inventory, related to commodity price risk	(1,701)	501	(1,484)	4,916

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	688	(461)	575	(1,067)
Selling, general and administrative expenses	(434)	139	(724)	139
Financial expenses, net (1)	(484)	(367)	(377)	(332)
Income taxes	2	8	5	12
Other comprehensive income (loss)	$8,186	$(7,499)	$23,744	$(1,167)

(1)	The amount reclassified from OCI to net earnings included a loss of $72 related to interest rate risk for the three and nine months ended October 2, 2016.

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three and nine months ended October 2, 2016.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three and nine months ended October 2, 2016.

For the three and nine months ended October 2, 2016, the derivatives designated as cash flow hedges were considered to be fully effective and no ineffectiveness has been recognized in net earnings.

As at October 2, 2016, accumulated other comprehensive income of $24.8 million consisted of net deferred gains on commodity forward, option, and swap contracts of $22.3 million, net deferred gains on forward foreign exchange contracts of $1.9 million, and net deferred gains on interest rate swap contracts of $0.6 million. Approximately $20.5 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

QUARTERLY REPORT - Q3 2016 P.44

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015
Net earnings - basic and diluted	$114,398	$123,070	$272,347	$278,529

Basic earnings per share:
Basic weighted average number of common shares outstanding	231,924	242,257	236,686	241,824
Basic earnings per share	$0.49	$0.51	$1.15	$1.15

Diluted earnings per share:
Basic weighted average number of common shares outstanding	231,924	242,257	236,686	241,824
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	791	1,806	765	1,989
Diluted weighted average number of common shares outstanding	232,715	244,063	237,451	243,813
Diluted earnings per share	$0.49	$0.50	$1.15	$1.14

Excluded from the above calculation for the three months ended October 2, 2016 are 858,153 stock options (2015 - 282,737) and 7,500 Treasury RSUs (2015 - nil) which were deemed to be anti-dilutive. Excluded from the above calculation for the nine months ended October 2, 2016 are 858,153 stock options (2015 - 282,737) and 7,500 Treasury RSUs (2015 - 61,919) which were deemed to be anti-dilutive.

12. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from operating activities:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Depreciation and amortization (note 8(a))	$33,595	$30,245	$107,984	$95,177
Restructuring charges related to property, plant and equipment (note 7)	—	(262)	623	(262)
Loss on remeasurement of contingent consideration in connection with a business acquisition (note 7)	228	196	533	591
Loss on disposal of property, plant and equipment and intangible assets	467	114	2,216	98
Share-based compensation	3,997	3,322	11,891	9,236
Deferred income taxes	1,781	(2,663)	4,649	342
Unrealized net (gain) loss on foreign exchange and financial derivatives	(146)	(75)	1,328	162
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to net earnings	(128)	983	3,187	4,526
Other non-current assets	(1,301)	2,221	(2,594)	2,729
Other non-current liabilities	1,665	(9,779)	1,338	(9,833)
	$40,158	$24,302	$131,155	$102,766

QUARTERLY REPORT - Q3 2016 P.45

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

12. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b) Variations in non-cash transactions:

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Dividends declared included in dividends payable	$—	$—	$—	$(16,091)
Shares repurchased for cancellation	14,660	—	—	—
Change in classification of non-Treasury RSUs to equity-settled (1)	—	—	6,234	—
Withholding taxes payable pursuant to the settlement of non-Treasury RSUs	(4,696)	—	(4,696)	—
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(5,535)	917	(8,547)	(3,316)
Proceeds on disposal of property, plant and equipment included in other current assets	(144)	21	(667)	(377)
Balance due on business acquisition	(4,000)	—	(4,000)	—
Reclassification of contingent consideration from other non-current liabilities to accounts payable and accrued liabilities	(6,886)	—	(6,886)	—
Settlement of pre-existing relationship	—	—	—	8,378
Non-cash ascribed value credited to contributed surplus for dividends attributed to Treasury RSUs	89	4	275	66
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	6,996	14,834	7,859	22,451

(1)	As at January 3, 2016, all non-Treasury RSUs are accounted for as equity-settled awards. As a result, the Company reclassified
$6.2 million from accounts payable and accrued liabilities to contributed surplus in the consolidated statement of financial position, which represents the fair value as at January 3, 2016 of non-Treasury RSU awards previously accounted for as cash-settled awards. This reclassification did not result in the recognition of incremental share-based compensation expense.

13. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

QUARTERLY REPORT - Q3 2016 P.46

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

14. SEGMENT INFORMATION:

The Company manages and reports its business as two operating segments, Printwear and Branded Apparel, each of which is a reportable segment for financial reporting purposes. Each segment has its own management that is accountable and responsible for the segment’s operations, results and financial performance. These segments are principally organized by the major customer markets they serve. The following summary describes the operations of each of the Company’s operating segments:

Printwear: The Printwear segment, headquartered in Christ Church, Barbados, designs, manufactures, sources, markets, and distributes undecorated activewear products in large quantities primarily to wholesale distributors in printwear markets in over 50 countries across North America, Europe, Asia-Pacific, and Latin America.

Branded Apparel: The Branded Apparel segment, headquartered in Charleston, South Carolina, designs, manufactures, sources, markets, and distributes branded family apparel, which includes athletic, casual and dress socks, underwear, activewear, sheer hosiery, legwear and shapewear products which are sold to retailers in the United States and Canada.

The chief operating decision-maker assesses segment performance based on segment operating income which is defined as operating income before corporate head office expenses, restructuring and acquisition-related costs, and amortization of intangible assets, excluding software. The accounting policies of the segments are the same as those described in note 3 of the Company’s 2015 audited annual consolidated financial statements.

	Three months ended		Nine months ended
	October 2, 2016	October 4, 2015	October 2, 2016	October 4, 2015

Segmented net sales:
Printwear	$461,904	$440,467	$1,325,281	$1,349,564
Branded Apparel	253,122	234,041	671,902	675,288
Total net sales	$715,026	$674,508	$1,997,183	$2,024,852

Segment operating income:
Printwear	$123,356	$124,361	$319,483	$321,810
Branded Apparel	29,548	30,203	61,486	51,804
Total segment operating income	$152,904	$154,564	$380,969	$373,614

Reconciliation to consolidated earnings before income taxes:
Total segment operating income	$152,904	$154,564	$380,969	$373,614
Amortization of intangible assets, excluding software	(4,684)	(4,678)	(13,393)	(13,687)
Corporate expenses	(17,593)	(16,345)	(54,384)	(53,050)
Restructuring and acquisition-related costs	(1,981)	(4,274)	(11,511)	(10,006)
Financial expenses, net	(5,962)	(4,872)	(13,838)	(12,583)
Earnings before income taxes	$122,684	$124,395	$287,843	$284,288

QUARTERLY REPORT - Q3 2016 P.47